1-15232

02035069

P.E 5.1.02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management's views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Tractebel Electricity & Gas International

Press Release

Brussels, 3 May 2002

TRACTEBEL WINS 30 YEARS GAS DISTRIBUTION CONCESSION IN LIMA, PERU

The project will generate a total estimated turnover of 3 billion USD

Today, the government of Peru officially awarded Tractebel, the energy division of Suez, a 30 year concession for the construction and operation of a gas distribution network in Lima, the capital of Peru. In December 2000, the consortium Transportadora de Gas del Peru (TGP) - consisting of Argentina's Tecgas and Pluspetrol, US' Hunt Oil, Algeria's Sonatrach, Peru's Graña y Montero and South Korea's SK Corp - won the overall transportation and distribution concession for Camisea gas. TGP then selected Tractebel to spin-off the concession for gas distribution in Lima, for which this company will be fully responsible; besides, Tractebel will become a partner in TGP for 8%.

The consortium TGP has started the construction of the gas installations, the 700km gas pipeline from Camisea to Lima and the LPG pipeline; the first natural gas coming from the Camisea field will arrive in Lima before August 2004.

Tractebel will build a 60km main distribution pipeline that will deliver natural gas to some of the largest industries and power generators in and around Lima. Over the following years, additional networks will be developed to connect an increasing number of industrial, commercial, and residential customers.

The planned investment will be about 170 million USD, the financing of which is currently being set up. The investment is insured by the Belgian Export Credit Agency (OND). The income for the concessionaires of these natural gas transportation projects is guaranteed by the State of Peru and secured by a "Guarantee Agreement". This implies that the concessionaire and indirectly its shareholders will benefit from a secured income as from the first year of operation on, making the future financial flows predictable.

The important Camisea gas field will become a major source of energy in Peru. Given Tractebel's experience of the combined use of gas and electricity (Tractebel is ao a world leader in the development and operations of combined cycle gas-fired power plants), Camisea will drive forward Tractebel's development in the Peruvian market. *"Tractebel will be able to capitalize on its extensive experience in other green-field gas projects -both in transport and distribution- and in energy services, and bring its worldwide experience to Peru and Lima. Through this development we will make it possible for the industrial, commercial and residential businesses in Peru to participate in the economical and environmental benefits of the development of the Camisea gas field"*, comments Dirk Beeuwsaert, CEO of Tractebel's Electricity and Gas International Division.

With over 7 million people, Greater Lima and the neighbouring harbour city of Callao represent 29% of Peru's population and over half of its economic activity. The Department of Lima accounts for 55% of the electricity consumed in the country and gathers 68% of its automotive park. Natural gas demand in Lima will come from four main markets: power generation, industry, commercial establishments, and residential consumers. Gas demand in Lima will be driven by its very competitive price and higher thermal efficiency, as well as by its positive impact on the environment. Total demand is expected to reach about 200 million cfd by year 2010.

Camisea

Situated some 500 km east of Lima, the Camisea field has one of the most important non-associated natural gas reserves in Latin America: 11 trillion cubic feet of natural gas and 545 million barrels of natural gas liquids. The actually known reserves in Camisea are ten times greater than all of Peru's other existing hydrocarbon reserves and enough to cover Peru's natural gas needs and possible LNG export for more than 100 years.

Camisea is a project of national interest to Peru and is one of the most significant capital investment programmes in the country's history. The development of Camisea is a central component of the Government's energy strategy. By tapping into a stable, clean and low-cost source of energy, Camisea will provide direct benefits to electricity end-users and improve the competitiveness of Peruvian industry, raising Peru's standard of living. The substitution of natural gas for other fossil fuels for power generation and industrial, commercial and household uses will have environmental benefits as well.

Tractebel in Peru

Tractebel owns and operates the ILO1 Thermal Power Station through its wholly owned subsidiary, Energía del Sur S.A. (EnerSur). The 207MW ILO1 Thermal Power Station supplies electricity to the mines, smelting works and refinery operated by Southern Peru Copper Corporation (SPCC), a US-listed mining company and Peru's largest exporter of copper. It also supplies electricity to the grid. Since purchasing the plant from SPCC in April 1997, Tractebel has undertaken a major investment programme, which included the construction of ILO2, a new thermal power station and a jetty, handling system and storage area for the reception of coal, now in operation.

Tractebel

Tractebel, the energy division of SUEZ, is a global energy and services business offering solutions in four areas: energy and related services, on-site services, design and construction of installations and engineering.Thanks to its combined vision on energy and services, and its unique way of connecting the disciplines and skills of its companies, Tractebel offers its customers an infinity of solutions, whatever fields they operate in.

This philosophy is summed up in the "Tractebel formula": $1+1=\infty$

As one of the ten largest electricity suppliers in the world, Tractebel has a strong presence in its markets, with an installed power generating capacity that exceeds 50,000 MW, and gas transport networks with a capacity close to 100 billion m3. In serving its customers, Tractebel can draw on the skills of about 100,000 people, 70,000 of who work in the services sector.

Worldwide, Tractebel's key markets are Europe, North America, the southern cone of Latin America and SE Asia. The company is developing individual projects in the Middle East, Eastern Europe and Africa; it also wants to become a significant player in the LNG business.

Over the past decade, Tractebel has increased its customer base by acquiring and developing energy assets and marketing resources in all parts of the world, often in partnership with others.

Globally, it sells about 207 TWh of power, 33 billion m3 gas, 110 million tons of steam, 113 million man-hours of services and consultancy per year to residential and industrial customers; it is active in more than 100 countries.

Tractebel Electricity & Gas International, one of the five business units of Tractebel, develops, constructs and operates power plants in North America, South America, Asia and the Middle East. It transports and distributes natural gas and LNG in several countries outside Europe. Tractebel Electricity & Gas International is also active as a trader and marketer in electricity and gas and offers energy related services to industrial customers.

Contacts
Jacques Van Hee
External Communications
Tel. (+32-2) 510 73 48
Fax (+32-2) 510 73 88
e-mail : jacques.van-hee@tractebel.com

Investor Relations
Tractebel
Denis Lyon-Lynch
Tél. (+32-2) 519 27 24
Fax (+32-2) 518 62 85
e-mail : denis.lyonlynch@tractebel.com
Suez
Arnaud Erbin
Tél. (+33-1) 40 06 64 89
Fax (+33-1) 40 06 67 33
e-mail : aerbin@suez.com

Note to Editors

Tractebel and gas distribution

Through its business unit Tractebel EGI and its subsidiaries Electrabel and Fluxys, Tractebel has acquired a considerable expertise in the development of natural gas transport and distribution networks. Natural gas use is being developed in many countries around the world given that natural gas is an ecological and affordable source of energy. Tractebel took the decision some time ago to be a major worldwide player in this development.

Tractebel EGI has a worldwide growing natural gas business:

The first Tractebel EGI gas distribution activity was acquired in 1992 when Tractebel took a 90% stake in Litoral Gas. In 1999, Tractebel developed Gasoducto Nor Andino, the company in which it has a 78.9% stake and which is responsible for building and operating the 1066 km gas pipeline passing the Andes mountains to bring Argentinean gas to industrial customers and power plants in north Chile.

Since 1997 Tractebel has had a joint venture in Asia, PTT Natural Gas Distribution, to supply natural gas to industries in Bangkok. In 1999 activities extended into the South Korean capital Seoul with a residential distribution system (Hanjin City Gas) and more recently in Singapore for industry.

In North-America, Tractebel owns 3 natural gas distribution companies, in the Mexican cities of Guadalajara, Queretaro and Tampico. All these systems, originally limited to industrial customers, are now rapidly extended towards residential customers and other environmental friendly applications (cogeneration, natural gas vehicles, etc...). In the United States Tractebel acquired Cabot LNG (now Tractebel LNG NA) in 2000, including a share in the liquefaction installations of Trinidad and Tobago, which allows for LNG shipments to Puerto Rico and its terminal near Boston, Massachussets.

In 2001, a total over 11 billion cubic metres of natural gas (an increase of 52% over the figure for 2000) was distributed to almost one million customers (up 11.4%), representing a turnover of 1.3 billion USD. Nearly two thirds of the gas volume is delivered to Puerto Rico and industrial consumers and power plants.

Electrabel - through its founding companies - has been active in natural gas distribution activities since more than 40 years. As the private-sector partner in 15 intermunicipal gas companies, Electrabel carries out the vast majority of natural gas distribution in Belgium, accounting for 85% of sales (more than 1.9 million customers). 40,000 new customers were connected to the Belgian gas grid in 2000. The 2001 turnover for all gas distribution activities (Belgium and Europe) of Electrabel amounts to EUR1,332 million.

Within Tractebel, Electrabel is building upon many operational synergies with Distrigas, notably through the co-ordination of natural gas purchases, the best use of arbitrage opportunities in the electricity and gas markets as well as energy trading

Fluxys owns and operates a natural gas transmission grid in Belgium comprising 3,730 km of high and medium pressure pipeline, associated infrastructure, an underground storage facility and a terminal for receiving, storing and regasifying liquefied natural gas (LNG).

Fluxys subsidiary Hubcrator operates the Zeebrugge Hub, the largest spot market for natural gas in Continental Western Europe. In addition, Fluxys has specific expertise in information and communication technology serving the operational management of gas flows between source and consumer.

Border-to-border natural gas flows in the Fluxys grid amount to some 48 billion cubic metres on an annual basis, whereas natural gas flows for delivery in Belgium amount to some 14 billion cubic metres per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : May 3, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.